# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HawkEye 360, Inc., CIK 0001750704
CUSIP: 420201105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 450 Springpark Place, Suite 500, Herndon, Virginia (VA), 20170
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001822242

## Reporting persons
- NightDragon Growth I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,034,608; sole dispositive power 0; shared dispositive power 7,034,608; aggregate amount beneficially owned 7,034,608 (7.2% of the class)
- NightDragon Growth GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,034,608; sole dispositive power 0; shared dispositive power 7,034,608; aggregate amount beneficially owned 7,034,608 (7.2% of the class)
- NightDragon Growth II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,114,806; sole dispositive power 0; shared dispositive power 2,114,806; aggregate amount beneficially owned 2,114,806 (2.2% of the class)
- NightDragon Growth GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,114,806; sole dispositive power 0; shared dispositive power 2,114,806; aggregate amount beneficially owned 2,114,806 (2.2% of the class)
- David G. DeWalt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,149,414; sole dispositive power 0; shared dispositive power 9,149,414; aggregate amount beneficially owned 9,149,414 (9.3% of the class)

## Item 1. Issuer
Name of issuer: HawkEye 360, Inc.
Address of issuer's principal executive offices: 450 Springpark Place, Suite 500, Herndon, VA, 20170.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

NightDragon Growth I, L.P. ("NightDragon I")
NightDragon Growth GP I, LLC ("NightDragon I GP")
NightDragon Growth II, L.P. ("NightDragon II")
NightDragon Growth GP II, LLC ("NightDragon II GP")
David DeWalt ("DeWalt")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
101 2nd Street, Suite 1275
San Francisco, CA 94105
Citizenship: All of the entities were organized in Delaware. DeWalt is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 7,034,608 shares of common stock directly held by NightDragon I; and (ii) 2,114,806 shares of common stock directly held by NightDragon II.

NightDragon I GP is the general partner of NightDragon I and shares voting and investment authority over the shares held by NightDragon I. NightDragon II GP is the general partner of NightDragon II and shares voting and investment authority over the shares held by NightDragon II. DeWalt is the Managing Member of each of NightDragon I GP and NightDragon II GP and shares voting and investment authority over the shares held by each of NightDragon I and NightDragon II.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 97,959,969 shares of common stock outstanding as of June 18, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on June 22, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- NightDragon Growth I, L.P.: /s/ David DeWalt, By NightDragon Growth GP I, LLC, its General Partner, By David DeWalt, Managing Member (08/14/2026)
- NightDragon Growth GP I, LLC: /s/ David DeWalt, By David DeWalt, Managing Member (08/14/2026)
- NightDragon Growth II, L.P.: /s/ David DeWalt, By NightDragon Growth GP II, LLC, its General Partner, By David DeWalt, Managing Member (08/14/2026)
- NightDragon Growth GP II, LLC: /s/ David DeWalt, By David DeWalt, Managing Member (08/14/2026)
- David G. DeWalt: /s/ David DeWalt, David DeWalt (08/14/2026)